eFuture Announces Resignation of Chief Operating Officer

Beijing, September 10, 2010 – eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the resignation of Mr. Deliang Tong from the position of Chief Operating Officer (“COO”) of eFuture, and from the position of President of eFuture’s wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“Royalstone”), effective September 1, 2010, for personal reasons. Mr. Tong will continue to serve as a director of eFuture.

To streamline eFuture’s management team, its President, Mr. Dehong Yang, has combined the duties of COO with his existing role, and has also been appointed President of Royalstone, effective September 1, 2010.

Mr. Adam Yan, Chairman, Chief Executive Officer and Acting Chief Financial Officer of eFuture, said, "I would like to thank Mr. Tong for the part he has played in executing eFuture’s strategy of strengthening its software core business, optimizing its revenue mix by increasing recurring service fee revenues, strengthening penetration into tier-2 and tier-3 cities, and using innovation to further broaden its service offering. Together with the rest of the management team, he has helped position eFuture to capitalize on the market upturn, as evidenced by our return to growth this year. We are pleased that Mr. Tong will continue to guide our company as a member of our board of directors.”

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (Nasdaq: EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft and JDA. For more information about eFuture, please visit http://www.e-future.com.cn .

Safe Harbor

This announcement contains forward-looking statements.  These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in eFuture's revenues and certain cost or expense items; eFuture's ability to attract customers and leverage its brand; trends and competition in the software industry; eFuture's ability to control expenses and maintain profit margins; eFuture's ability to hire, train and retain qualified managerial and other employees; eFuture's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with eFuture; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of September 10, 2010, and eFuture undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5165 0998 ext. 8804	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com